One & one Green Technologies. INC

No. 45 Diliman1 San Rafael Bulacan

Bulacan, Philippines, 3008

November 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Theresa Brillant
Scott Anderegg
Donald Field

Re:	One & one Green Technologies. INC
Draft Registration Statement on Form F-1
Submitted August 23, 2024
CIK No. 0002034723

Ladies and Gentlemen:

We are in receipt of the comment letter dated September 17, 2024 regarding One & one Green Technologies. INC (the “Company”, “One & one Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 1”) is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that following the offering, One and one International Limited will carry a majority of the voting power of the company and that the company will be a “controlled company.” Please revise the cover page to disclose, if true, that One and one International Limited will have the ability to determine all matters requiring approval by stockholders.

RESPONSE: We have revised the cover page to disclose that Ms. Caifen Yan, through One and one International Limited, will have the ability to determine all matters requiring approval by stockholders.

2.	We note your disclosure, “[w]e are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly owned subsidiary in Hong Kong, being the wholly foreign-owned enterprise (“WFOE”), who in turn conducts its operations through Contractual Arrangements with operating entities in the Philippines. This is commonly known as a variable interest entity (“VIE”) structure. The Class A Shares offered in this Offering are Class A Shares of the holding company that is incorporated in the Cayman Islands.” Please revise your disclosure to disclose prominently on the prospectus cover page that you are not a Chinese operating company and that your holding company and VIE structure involves unique risks to investors.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that our company has no direct operations or material business ties to China. Our intermediary holding company is based in Hong Kong, which itself does not engage in any business operations. All of the operations are conducted by our VIEs in Philippines. We have revised to disclose on the prospectus cover page and in Risk Factors section that we are not a Philippine operating company and investors will not and may never directly hold equity interests in the VIEs. We believe that, based on the Philippines laws, there is no laws or regulations against the contractual arrangements. Therefore, we do not believe there are relevant risks against investors.

3.	We note that you use a holding company and VIE structure. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in the Philippines, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please revise the prospectus throughout accordingly.

RESPONSE: We have revised the disclosure throughout the Amended Draft Registration Statement No. 1 to differentiate our company and VIEs.

4.	Provide prominent disclosure about the legal and operational risks associated with being based in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that our company has no direct operations or material business ties to China. Our intermediary holding company is based in Hong Kong, which itself does not engage in any material operations or business activities. All of our operations are conducted by the VIEs in Philippines. We are not subject to China’s recent statements and regulatory actions relating to the use of variable interest entities and data securities and anti-monopoly. Our auditor, HTL International, LLC, is headquartered in Houston, United States and is registered with the Public Company Accounting Oversight Board (PCAOB). As a company with operations in the Philippines, we do not expect to be identified by the SEC under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations. The PCAOB is able to fully inspect and investigate our auditor without restrictions.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that cash is transferred through our organization as follows: (i) revenue is initially generated and collected by our VIEs in the Philippines (Yoda Metal and DL Metal), and (ii) pursuant to our Contractual Arrangements, funds are then transferred from the VIEs to One and one HK in the form of service fees, consulting fees or other contractually agreed payments. As of the date of the prospectus, no transfers, dividends or distributions have been made between One and one HK, the VIEs or to investors. We have revised to disclose such information on page 5.

6.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page, the summary risk factors and risk factors section at page 19 to state that to the extent cash or assets in our business are held in Hong Kong or by One and one HK, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to any potential interventions in or the imposition of restrictions and limitations on the ability of One and one HK by the PRC government to transfer cash or assets.

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the cover page and prospectus summary accordingly to state that funds may be paid by the VIEs to One and one HK as service fees pursuant to the VIE agreements. The Company may rely on dividends paid by the intermediary holding company for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. Aside from this, we have no such cash management policies that dictate the amount of such funding among the Group and the VIEs.

Prospectus Summary, page 1

8.	Disclose each permission or approval that you, or your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, or your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we are a holding company incorporated in the Cayman Islands with no material operations of our own. All of our business operations are conducted in the Philippines through contractual arrangements with the VIEs. We are not based in China and do not have any business operations subject to Chinese laws and regulations. As such, we are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations.

9.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to provide description of how cash is transferred through our organization, our intentions to distribute earnings or settle amounts owed under the VIE agreements, and restrictions on foreign exchange and our ability to transfer cash between entities, across borders and to U.S. investors, and the restrictions and limitations on our ability to distribute earnings from the company to parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements in Prospectus Summary.

We have also provided a disclosure at page 19 to state while the PRC laws and regulations do not currently have any material impact on transfers of cash from One & one Cayman to our Hong Kong Subsidiary or from our Hong Kong Subsidiary to One & one Cayman, our shareholders and U.S. investors, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong.

10.	In your summary of risk factors, disclose the risks that your corporate structure and being based in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we are a holding company incorporated in the Cayman Islands with no material operations of our own. All of our business operations are conducted in the Philippines through contractual arrangements with the VIEs. We are not based in China and do not have any business operations subject to Chinese laws and regulations. In addition, our Hong Kong subsidiary is an intermediate company and has no operations or business activities. As such, the risks associated with the Chinese legal system, regulatory uncertainties, or potential intervention by the Chinese government do not apply to our operations. Accordingly, we do not believe risk factors discussing the risk of our corporate structure and being based in China pose to investors are necessary.

Our Corporate Structure and History, page 4

11.	Please refer to the included organizational chart. Please revise to identify the person or entity that owns the equity in each depicted entity (including the two disclosed VIEs). Additionally, please describe briefly all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to identify the person that owns the equity in each depicted entity. We have also disclosed how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements and the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the Company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits at pages 5, 19 and 50.

12.	Please refer to the included organizational chart and the two disclosed VIEs. Please revise the chart to avoid using solid lines to denote relationships with the VIEs. Alternatively, with respect to relationships with the VIEs, please use dashed lines without arrows.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the organizational chart accordingly and have used dashed lines without arrows to illustrate the relationship between One and one HK and the VIEs.

13.	We note your disclosure here and on page 39 that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIEs. We also note your disclosure elsewhere that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure at page 51 to state that the contractual agreements are not equivalent to equity ownership in the business of the VIEs and that any references in this prospectus to control or benefits that accrue to us and our subsidiaries because of the VIE are limited to, and subject to conditions for consolidation of, the VIE under U.S. GAAP. We also clarified that we are the primary beneficiary of the VIEs for accounting purposes.

Risk Factors, page 9

14.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we are a holding company incorporated in the Cayman Islands with no material operations of our own. All of our business operations are conducted in the Philippines through contractual arrangements with the VIEs. Our business operations are not subject to intervention, influence, or control by the Chinese government. Accordingly, we do not believe risk factors discussing Chinese government’s significant oversight and discretion over the conduct and operations of our business are necessary.

15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we are a holding company incorporated in the Cayman Islands with no material operations of our own. All of our business operations are conducted in the Philippines through contractual arrangements with the VIEs. Our business operations are not subject to the oversight of Chinese government and consequently, we do not believe such revision is necessary.

Use of Proceeds, page 24

16.	We note that you have expressed your use of proceeds as percentage of proceeds. Please revise to also state the approximate dollar amount of proceeds to be used for each identified use of proceeds.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we will include the approximate dollar amount of proceeds to be used for each identified use of proceeds when the amount of the offering proceeds is available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

17.	If applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and results. In addition, please tell us what consideration you have given to including a risk factor specific to the impact of inflation on your business. Please also discuss whether supply chain disruptions have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Finally, if applicable, describe the direct or indirect impact of Russia’s invasion of Ukraine on your business.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to provide a discussion of the impact of inflation on our operations and results, and outlined the material impacts of supply chain disruptions on our outlook, business goals, results of operations and capital resources. We have also quantified, to the extent possible, the effects on our sales, profits and liquidity. We have also discussed known trends or uncertainties resulting from our mitigation efforts and explained any new material risks these efforts may introduce. Lastly, we do not believe Russia’s invasion of Ukraine has any impact on our business.

Results of Operations, Comparison of Fiscal Years Ended December 31, 2023 and 2022 Revenue and Gross profit and gross margin, page 30

18.	Please revise your disclosure to quantify the extent to which changes in sales mix impacted your revenues and income from operations for the year ended December 31, 2023. As applicable, describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products being sold or to the introduction of new products. Please quantify the extent to which changes in your sales mix towards aluminum products in relation to copper impacted your revenue, cost of revenue, and gross margin. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4a of Form F-1.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure to quantify the extent to which changes in sales mix impacted our revenues and income from operations for the year December 31, 2023 accordingly on page 35. In addition, we have also quantified the extent to which changes in our sales mix towards aluminum products in relation to copper impacted our revenue, cost of revenue and gross margin.

Operating Expenses, page 31

19.	Please expand your discussion to quantify the significant factors resulting in the material variances in operating expenses for the year ended December 31, 2023. Refer to Item 5.A of Form 20-F as referenced from Item 4a of Form F-1.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have provided the discussion to quantify the significant factors resulting in the material variance in operating expenses for the year ended December 31, 2023 on page 35.

Our Corporate Structure and History, page 38

20.	Please revise the chart to detail the ownership of your Class A and Class B Ordinary Shares and their respective ownership and voting power percentages. In this regard, we note that you have presented the information on an aggregate basis.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that We plan to implement a dual class share structure and will provide the information following the completion of the restructuring process.

Industry and Market Overview, page 41

21.	We note the references to a “Business Combination.” Please revise or advise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have removed the reference to a “Business Combination.”

Principal Shareholders, page 64

22.	It appears from your disclosure that following the offering, Ms. Caifen Yan will control a majority of the voting power of the company through One and one International Limited. Please revise the company’s controlled company status disclosure on the cover page and throughout the prospectus, as applicable, to disclose that the company’s Chairman of the Board and Director controls One and one International Limited.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised to disclose the Company’s controlled company status on the cover page and throughout the prospectus, as applicable, and to disclose that Ms. Yan, the Company’s Chairman of the Board and Director, controls One and One International Limited.

Related Party Transactions, page 65

23.	Please revise your disclosure here and in Note 9 to the financial statements to explain the purpose and use of the working capital advances from your officer and shareholder HuaJun Yan. Refer to ASC 850-10-50.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure here and Note 9 to the financial statements to explain the purpose and use of the working capital advances from our officer and shareholder Huajun Yan.

Description of Share Capital, page 66

24.	We note that Class B shares have 20 votes per share. Please disclose here the nature of your disparate voting rights, including the number of votes per share to which each class of common stock is entitled. Also, in an appropriate place in your filing, please disclosed the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the “Description of Share Capital” section to disclose the nature of our disparate voting rights, the number of votes per share to which each class of ordinary share is entitled on page 66. In addition, we added a risk factor to disclose that the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholder for approval on page 17.

Notes to Consolidated Financial Statements

Note 5. Inventory, net, page F-17

25.	Please disclose the reason for the approximate $9.2 million decrease in inventories at December 31, 2023. Also, explain the difference between finished goods in-transit and finished goods inventory. Refer to ASC 330-10-50.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have disclosed the reason for the approximate $9.2 million change in inventories from December 31, 2022 to December 31, 2023 on page F-17. In addition, we have also provided the explanation for the difference between finished goods in-transit and finished goods inventory on page F-17.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Huajun Yan
Name:	Huajun Yan
Title:	Chief Executive Officer